Exhibit 10.3

AMENDMENT NO. 1 TO
S&W SEED COMPANY
AMENDED AND RESTATED
2009 EQUITY INCENTIVE PLAN

S&W Seed Company (the "Company"), a Nevada corporation, hereby adopts the following Amendment No. 1 to the Amended and Restated 2009 Equity Incentive Plan (the "Plan"). The Plan was originally adopted by the Company's Board of Directors in October 2009 and by its stockholders in February 2010. This Amendment No. 1 was adopted by the Board on September 20, 2013.

The Plan is hereby amended to add the following language to the end of Section 12.3 thereof:

Notwithstanding the above, the terms of a written agreement between the Company and the Participant, including but not limited to an employment agreement, will control over the terms of the Plan with the respect to the definitions of events of termination, except to the extent such conflicting terms could result in an unintended tax result of the Award under the Code.